February 8, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:	United Express Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 14, 2018
File No. 333-227194

Dear Sir or Madam:

Below please find management response to the comments in your letter of February 7, 2019.

Form S-1/A filed on December 14, 2018
Report of Independent Registered Accounting Firm, page F-1

1. We note your response to prior comment two. Please revise the first paragraph to reflect the proper periods applicable to your balance sheet and income statement to read: "We have audited the accompanying balance sheets of United Express, Inc. (a Nevada Corporation), as of June 30, 2018 and June 30, 2017, and the related statements of operations, changes in stockholder’s equity and cash flows for the year ended June 30, 2018 and the period from June 23, 2017 (inception) through June 30, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and June 30, 2017, and the results of its operations and its cash flows for the year ended June 30, 2018 and the period from June 23, 2017 (inception) through June 30, 2017, in conformity with U.S. generally accepted accounting principles."

Response 1. The auditor report has been revised accordingly.

Exhibit 23.1, page F-100

2. Please revise the consent to refer to the financial statements covered by the audit report, i.e. the balance sheets as of June 30, 2018 and June 30, 2017, and the statements of operations, stockholders's equity, and cash flows for the year ended June 30, 2018, and the period from June 23, 2017 (inception) through June 30, 2017. Please remove any reference to the financial statements for the period ended September 30, 2018, since they are not audited.

Response 2. The consent has been revised accordingly.

Sincerely,

/s/ Andrei Stoukan, CEO